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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  Schedule 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No.1)

                           Community Bankshares, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   203630108
                               ------------------
                                 (CUSIP Number)

                                 Mark A. Gavin
                          Executive Vice President and
                            Chief Operating Officer
                                CFX Corporation
                                102 Main Street
                          Keene, New Hampshire  03431
                                 (603) 355-8604
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 24, 1997
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.

This Document Consists of 3 Pages.
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CUSIP No. 203630108              Schedule 13D                   Page 2 of 3



1.  Name of Reporting Person:  CFX Corporation
    I.R.S. Identification No. 02-0402421

2.  Check the Appropriate Box if a Member of a Group  (a)  /  /

                                                      (b)  /  /

3.  SEC Use Only

4.  Source of Funds:  WC, OO

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant To Items 2(d) or 2(e)                /  /

6.  Citizenship or Place of Organization:  New Hampshire

Number of         7.  Sole Voting Power:           0(1)
  Shares
Beneficially      8.  Shared Voting Power:         0(1)
 Owned by
   Each           9.  Sole Dispositive Power:      0(1)
 Reporting
  Person         10.  Shared Dispositive Power:    0(1)
   With

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:  0(1)

12. Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares                                /X/

13. Percent of Class Represented by Amount in Row 11:  0%(1)

14. Type of Reporting Person:  HC, CO

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(1)  The Reporting Person and the Issuer have entered into a Stock Option
Agreement covering 493,000 shares of Community Common Stock (as defined herein) or approximately 16.7% of the total shares that would be outstanding following exercise (including the shares issued upon exercise). Unless and until the option granted thereunder is exercised by the Reporting Person, the Reporting Person disclaims beneficial ownership of the shares covered by the Stock Option Agreement.
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CUSIP No. 203630108              Schedule 13D                   Page 3 of 3


                        AMENDMENT NO. 1 TO SCHEDULE 13D

       The Schedule 13D dated April 2, 1997 of CFX Corporation is hereby amended to correct the CUSIP No. on the cover page. The correct CUSIP No. for Community Bankshares, Inc. is 203630108.